Contact

www.linkedin.com/in/stijnbe
(LinkedIn)

Top Skills

Big Data

Amazon Web Services (AWS)

Hadoop

Languages

Dutch

English

French

Certifications

Introduction to Data Science

Stijn B.

CTO/Co-Founder at Outsite
Brussels Metropolitan Area

Experience

Outsite
CTO / Co-Founder
September 2015 - Present (7 years 4 months)
Remote / San Francisco Bay Area

Outsite provides co-living and co-working spaces in beautiful locations.
As CTO I'm responsible for the technical roadmap supporting marketing,
operations and product. The main blocks of this roadmap are the booking
engine, marketing automation, data analytics and member area.

BE-SOLVED
Owner
March 2014 - Present (8 years 10 months)

Independent Big Data and web development consultant.

NGDATA
Big Data Software Consultant
January 2016 - December 2016 (1 year)

Hyperloop Transportation Technologies Inc
Full Stack Engineer
May 2015 - June 2016 (1 year 2 months)

In my spare time I help to develop the next next generation of travel, which will
eliminate all travel complications and objections due to cost, travel time, and
weather conditions. The Hyperloop is a conceptual high-speed transportation
system put forward by entrepreneur Elon Musk.

"The best way to predict your future is to create it."

Ferret.ai
Full Stack Engineer
February 2015 - December 2015 (11 months)
Antwerp / San Diego

Stratified Medical

Big Data Architect
September 2014 - January 2015 (5 months)

Datablend
Big Data Architect
March 2014 - August 2014 (6 months)

Accenture Technology Solutions
Senior Analyst
June 2012 - March 2014 (1 year 10 months)

Inuits
Open source consultant
July 2009 - May 2012 (2 years 11 months)

Stad Nieuwpoort
Redder aan Zee
July 2006 - July 2009 (3 years 1 month)

Netlog NV
Intern and jobstudent at ITS
February 2009 - June 2009 (5 months)

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Education

Hogeschool Gent
Bachelor, Applied Informatics · (2006 - 2009)

CareerFoundry
UX design course · (2015 - 2015)

VHSI Brugge